Estrella Immunopharma, Inc.
5858 Horton Street, Suite 370
Emeryville, CA, 94608

December 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, NE
Washington, DC 20549

Re:	Estrella Immunopharma, Inc. Registration Statement on Form S-1 File No. 333-274931 Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Estrella Immunopharma, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274931), so that it may become effective at 4:00 p.m. Eastern Time on December 28, 2023, or as soon thereafter as practicable.

Very Truly Yours,

Estrella Immunopharma, Inc.

By:	/s/ Cheng Liu
	Name:	Cheng Liu
	Title:	Chief Executive Officer

cc:	Peter Xu, Chief Financial Officer, Estrella Immunopharma, Inc. Michael J. Blankenship, Winston & Strawn LLP